NEWS RELEASE

BROOKFIELD COMPLETES PURCHASE OF
1625 EYE STREET, N.W. IN WASHINGTON, D.C.

NEW YORK, December 23, 2003 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced the completion of the purchase of 1625 Eye Street, N.W. in Washington, D.C. from the Union Labor Life Insurance Company for $157.5 million.

Located two blocks from the White House, the 386,000 square foot office building was developed by the Union Labor Life Insurance Company and completed in April of this year. Amenities of the 12-story building include a 200,000 square foot, six-level underground parking garage, 12,000 square feet of retail, and convenient access to public transportation.

The law firm O’Melveny & Myers LLP occupies 136,000 square feet of the building on floors 7 through 10 and the Union Labor Life Insurance Company has signed a lease for 65,000 square feet on floors 2 and 5.

Brookfield’s portfolio along the Northeast corridor includes 15 million square feet in New York, 11 million square feet in Toronto and 2 million square feet in Boston. The acquisition of 1625 Eye Street, N.W. represents Brookfield’s first foray into the Washington, D.C. market.

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Brookfield Properties Corporation, with a stock market value of $9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, tel. (212) 417 – 7215, or via email at: mcoley@brookfieldproperties.com.

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.